Exhibit 12.1

Covanta Holding Corporation

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
(dollars in millions)	2011	2010	2009	2008	2007	2006
Earnings as defined in Reg. S-K (1):
Income from continuing operations before income tax expense, equity in net income from unconsolidated investments	$55	$57	$104	$171	$100	$97
Capitalized interest	(1)	—	(1)	—	—	—
Dividends from unconsolidated investments	5	5	1	2	1	1
Fixed charges	104	136	122	129	148	180

Total Earnings	$163	$198	$226	$302	$249	$278

Fixed Charges as defined in Reg. S-K (2):
Interest expense	94	122	107	113	131	163
Capitalized interest	1	—	1	—	—	—
Imputed interest on operating leases	9	14	14	16	17	17

Total Fixed Charges	$104	$136	$122	$129	$148	$180

Ratio of Earnings to Fixed Charges	1.57x	1.46x	1.85x	2.34x	1.68x	1.54x

(1) For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income before income tax expense and equity in net income from unconsolidated investments plus dividends from unconsolidated investments and fixed charges less capitalized interest.

(2) For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense, capitalized interest and imputed interest for operating leases.